SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, D.C. 20549

                       -----------------------

                            SCHEDULE 13D
                           (RULE 13d-101)

       INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
      TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                            RULE 13d-2(a)


                 Nanophase Technologies Corporation
                 ----------------------------------
                          (Name of Issuer)


                Common Stock, no par value per share
                ------------------------------------
                   (Title of Class of Securities)


                              630079101
                           --------------
                           (CUSIP Number)


                          Rachel M. Pernia
                    Vice President and Controller
                     Harris & Harris Group, Inc.
                        One Rockefeller Plaza
                             Suite 1430
                      New York, New York 10020
                           (212) 332-3600
      --------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                              Copy to:

                       Daniel E. Stoller, Esq.
              Skadden, Arps, Slate, Meagher & Flom LLP
                          919 Third Avenue
                      New York, New York 10022
                           (212) 735-3000

                           August 3, 1998
       -------------------------------------------------------
       (Date of Event which Requires Filing of this Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [x]



CUSIP No.  630079101

1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Harris & Harris Group, Inc.
            13-3119827

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) ____
                                                            (b) ____

3.    SEC USE ONLY

4.    SOURCE OF FUNDS

            WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                  ______

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

            New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
PERSON WITH

       7.   SOLE VOTING POWER             730,916 shares

       8.   SHARED VOTING POWER           0 shares

       9.   SOLE DISPOSITIVE POWER        730,916 shares

      10.   SHARED DISPOSITIVE POWER      0 shares

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            730,916 shares

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES
                              ____

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             5.9 %

14.   TYPE OF REPORTING PERSON

            CO



ITEM 1.  SECURITY AND ISSUER.

            This Statement on Schedule 13D (the "Schedule 13D") relates to the common stock, no par value (the "Common Stock"), of Nanophase
Technologies Corporation (the "Issuer"), a corporation originally incorporated in Illinois and reincorporated in Delaware in December 1997. The address of the principal executive offices of the Issuer is 453 Commerce Street, Burr Ridge, Illinois 60521.

ITEM 2.  IDENTITY AND BACKGROUND.

            (a) Harris & Harris Group, Inc. ("Harris & Harris").
            (b) One Rockefeller Plaza, Suite 1430, New York, New York
                  10020.
            (c) Venture capital investment company, operating as a Business
                  Development Company under the Investment Company Act of 1940, as amended.
            (d) Neither Harris & Harris nor any of its officers or
                  directors was, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
            (e) Neither Harris & Harris nor any of its officers or
                  directors was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
            (f) Organized and existing under the laws of the State of New
                  York.

                The names, business addresses, present principal occupations or employments and citizenships of the directors and officers of Harris & Harris are set forth in Schedule A hereto.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            Harris & Harris used $1,626,204 to acquire the shares of the Issuer's Common Stock it now holds. All funds were provided from working capital.

ITEM 4.  PURPOSE OF TRANSACTION.

            Harris & Harris originally acquired all shares of Common Stock reported in this Schedule 13D for investment purposes, and previously reported its beneficial ownership of such shares on Schedule 13G. The most recent Schedule 13G filed by Harris & Harris with respect to such shares is dated February 12, 1998.

            Harris & Harris is now reporting its beneficial ownership of the shares of Common Stock on Schedule 13D because it has become increasingly concerned about the Issuer's financial performance and the depressed value of the Issuer's shares of Common Stock. Harris & Harris believes that the Issuer's management has not performed well and believes that the Issuer should seek a new Chief Executive Officer. Harris & Harris intends to continue to communicate its concerns to the Issuer, and may seek to engage in discussions with the Issuer's management and Board of Directors with respect to means of enhancing value for the benefit of all shareholders.

            In addition, Harris & Harris may discuss its concerns about the Issuer's financial performance, management and depressed stock price with other shareholders of the Issuer and other third parties. Such discussions with the Issuer, the Issuer's shareholders and other third parties may relate to matters specified in clauses (a) through (j) of Item 4 of
Schedule 13D. Harris & Harris has no present intention to seek control of the Issuer or to participate in the management of the Issuer.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

            (a) The aggregate number and percentage of shares of Common Stock to which this Schedule 13D relates is 730,916 shares, constituting 5.9% of the 12,393,039 shares of Common Stock issued and outstanding on June 30, 1998.

            (b) Harris & Harris has sole voting power and sole dispositive power over all 730,916 shares of Common Stock.

            (c) During the past 60 days, Harris & Harris has not engaged in any transactions with respect to the Common Stock.

            (d) Not applicable.

            (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None.



                             SIGNATURES

            After reasonable inquiry and to the best knowledge and belief of the entity set forth below, such entity certifies that the information set forth in this Statement is true, complete, and correct.


August 3, 1998                      HARRIS & HARRIS GROUP, INC.


                                    By: /s/ Rachel M. Pernia
                                        ----------------------------------
                                        Rachel M. Pernia
                                        Vice President and Controller





                             Schedule A

          Information Concerning Directors and Officers of
                     Harris & Harris Group, Inc.

CHARLES E. HARRIS  -  Chairman of the Board and Chief Executive Officer

   a.  Principal Occupation        Chairman of the Board and Chief Executive
       or Employment:              Officer of Harris & Harris Group, Inc.

   b.  Business Address:           Harris & Harris Group, Inc.
                                   One Rockefeller Plaza, Suite 1430
                                   New York, New York 10020

   c.  Citizenship:                United States


MEL P. MELSHEIMER  -  President, Chief Operating Officer and Chief
                      Financial Officer

   a.  Principal Occupation        President, Chief Operating Officer
       or Employment:              and Chief Financial Officer of Harris
                                   & Harris Group, Inc.

   b.  Business Address:           Harris & Harris Group, Inc.
                                   One Rockefeller Plaza, Suite 1430
                                    New York, New York 10020

   c.  Citizenship:                United States


RACHEL M. PERNIA  -  Vice President, Controller, Treasurer and Secretary

   a.  Principal Occupation        Vice President, Controller, Treasurer
       or Employment:              and Secretary of Harris & Harris Group,
                                   Inc.

   b.  Business Address:           Harris & Harris Group, Inc.
                                   One Rockefeller Plaza, Suite 1430
                                   New York, New York 10020

   c.  Citizenship:                United States


DR. C. WAYNE BARDIN  -  Director

   a.  Principal Occupation        President of Thyreos Corporation,
       or Employment:              a pharmaceutical company

    b.  Business Address:          Thyreos Corporation
                                   19 East 88th Street
                                   New York, New York 10128

   c.  Citizenship:                United States


DR. PHILLIP A. BAUMAN  -  Director

   a.  Principal Occupation        Orthopedic Surgeon
       or Employment:

   b.  Business Address:           Orthopedic Associates of New York
                                   345 West 58th Street
                                   New York, New York 10019

   c.  Citizenship:                United States


G. MORGAN BROWNE  -  Director

   a.  Principal Occupation        Administrative Director of Cold Spring
       or Employment:              Harbor Laboratory, a private not-for-
                                   profit institution conducting research
                                   and education programs in the fields of
                                   molecular biology and genetics

   b.  Business Address:           Cold Spring Harbor Laboratory
                                   One Bungtown Road
                                   Cold Spring Harbor, New York 11724

   c.  Citizenship:                United States


HARRY E. EKBLOM   -  Director

   a.  Principal Occupation        Partner in Ekblom & Ekblom LLC,
       or Employment:              a law firm

   b.  Business Address:           Ekblom & Ekblom LLC
                                   110 Whitehall Street
                                   New York, New York 10004

   c.  Citizenship:                United States


DUGALD A. FLETCHER  -  Director

   a.  Principal Occupation        President of Fletcher & Company, Inc.,
       or Employment:              a management consulting firm

   b.  Business Address:           Fletcher & Company, Inc.
                                   28 Shelter Lane
                                   Locust Valley, New York 11560

   c.  Citizenship:                United States


GLENN E. MAYER  -  Director

   a.  Principal Occupation        Senior Vice President of the Investment
       or Employment:              Banking Division of Reich & Company, a
                                   division of Fahnestock & Company,
                                   investment banking

   b.  Business Address:           Fahnestock & Company
                                   780 Third Avenue
                                   New York, New York 10017

   c.  Citizenship:                United States


WILLIAM R. POLK  -  Director

   a.  Principal Occupation        Self-employed consultant
       or Employment:

   b.  Business Address:           MAS St. Antoine
                                   669 Chemin de la Sine
                                   06140 Vence Alpes
                                   Maritimes
                                   France

   c.  Citizenship:                United States


JAMES E. ROBERTS  -  Director

   a.  Principal Occupation        Vice Chairman of Trenwick American
       or Employment:              Reinsurance Corporation, a reinsurance
                                   company

   b.  Business Address:           Trenwick America Reinsurance Corporation
                                   One Station Place/Metro Center
                                   Stamford, Connecticut 06902

   c.  Citizenship:                United States